SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: April 1, 2010
Commission File No. 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Completion of Dropdown of Six Vessels and Management Company
On April 1, 2010, NewLead Holdings Ltd. (the “Company”) completed the dropdown of six vessels and a management company pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between the Company and Grandunion Inc. (“Grandunion”). Upon closing, in accordance with the Purchase Agreement, the shares of the vessel owning subsidiaries and the shares of the management company were transferred to the Company. In exchange for such shares, the Company paid Grandunion $100,000 and issued 8,844,444 common shares (the “Shares”) to Grandunion. The value of the Shares was determined based on an approximate value of the vessels and management company of $180.0 million offset by approximate liabilities of $160.0 million, and the remaining approximate $20.0. million of value, less the $100,000 paid in cash, was paid in common shares of the Company valued at $2.25 per common share. The Shares are subject to a Lock-Up Agreement, dated April 1, 2010, whereby the Shares are restricted from disposition or any other transfer for the one year period ended April 1, 2011.
Upon issuance, the Shares were placed in escrow pursuant to terms of an Escrow Agreement, dated April 1, 2010 to act as collateral in the event the estimated liabilities of the vessels and management company exceed $160.0 million. In such an event, all or a portion of the Shares will be surrendered to the Company for cancellation, based on a value of the five day average of the trading price prior to such determination date. The Escrow Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. In addition, in order to guarantee the performance of certain of the obligations of the Company under the Purchase Agreement, including any deficiency which may result from excess liabilities, Michail Zolotas, the Company’s Deputy Chairman, President and Chief Executive Officer provided a personal guarantee of up to $10.0 million.
Upon closing, the Company also entered into a Registration Rights Agreement with Grandunion, dated April 1,2010, providing Grandunion with certain demand and piggyback registration rights allowing for the registration of the resale of the Shares. The Registration Rights Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference.
Immediately prior to being acquired by the Company, the vessel owning subsidiaries, renegotiated and executed loan agreements, that were assumed by at closing, as detailed below:
•	On April 1, 2010, the Company assumed a Loan Agreement, dated November 10, 2006, as supplemented by a Second Supplemental Agreement, dated April 1, 2010 (which replaced a First Supplemental Agreement, dated April 18, 2008), for a loan facility of up to $18.0 million, in relation to M/V Grand Venetico. The loan is payable in two quarterly installments of $625,000 followed by a $8.625 million balloon payment due in November 2010. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of 3.05% (Libor plus a 2.75% margin). The loan facility, includes, among other things, a value to loan ratio that must be at all times 143%, and a cash sweep for 50% of vessel’s excess cash (all as defined in such loan facility) to be applied against the balloon payment in November 2010. As of the date of assumption, the outstanding balance on such loan facility was $9.875 million. The Loan Agreement, dated November 10, 2006, and the Second Supplemental Agreement, dated April 1, 2010, are attached hereto as Exhibits 10.3 and 10.4, respectively.

•	On April 1, 2010, the Company assumed a Loan Agreement, dated October 16, 2007, as novated, amended and restated March 2010, relating to a term loan facility of up to $27.5 million in relation to M/V Grand Victoria. The loan is payable in 20 quarterly installments of $375,000 followed by 15 quarterly installments of $475,000 and a balloon payment of $12.875 million. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of 3.55% (Libor plus a 3.25% margin). The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: i) when the value to loan ratio is in compliance, only 50% of the excess cash is to be applied towards prepayment of the loan facility, ii) if value to loan ratio is in breach, 100% of the excess cash to be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 21, 2012 and 125%, thereafter. The loan facility, includes, among other things, financial covenants that include: i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; iii)working capital to be not less than zero during the period the loan facility remains outstanding; and iv) minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter. As of the date of assumption, the outstanding balance on such loan facility was $27.5 million. The Loan Agreement, dated October 16, 2007, as novated, amended and restated March 2010 is attached hereto as Exhibit 10.5.

•	On April 1, 2010, the Company assumed a Loan Agreement, dated March 19, 2008, as supplemented by a Second Supplemental Agreement, dated March 31, 2010 (which replaced a First Supplemental Agreement, dated February 26, 2009), for a loan of up to $76.0 million in relation to M/T Hiona and M/T Hiotissa. The loan is payable in one quarterly installment of $1.5 million followed by four quarterly installments of $1.25 million followed by 19 quarterly installments of$1.13 million and a balloon payment of $37.23 million due in July 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of 3.80% (Libor plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: i) minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60.0 million, although such covenant is waived through the period ended December 31, 2011; ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, of not more than 75%, although such covenant is waived through the period ended December 31, 2011; iii) the minimum free liquidity of the corporate guarantor ,during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; iv) the value to loan ratio must be 130% during the period the loan facility remains outstanding, although such covenant is waived through the period ended February 28, 2012. As of the date of assumption, the outstanding balance on such loan facility was $65.1 million. The Loan Agreement, dated March 19, 2008, and the Second Supplemental Agreement, dated March 31, 2010, are attached hereto as Exhibits 10.6 and 10.7, respectively.

•	On April 1, 2010, the Company assumed a Loan Agreement, dated March 31, 2010, for a loan of up to $21.0 million, in relation to M/V Grand Ocean. The loan facility is payable in one quarterly installment of $850,000 followed by six installments of $800,000 followed by seven quarterly installments of $750,000 and a balloon payment of $10.1 million due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of 3.8% (Libor plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, that includes: i) minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60.0 million, although the covenant is waived through the period ended December 31, 2011; ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, to be no more than 75%, although this covenant is waived through the period ended December 31, 2011; iii) the minimum free liquidity of the corporate guarantor ,during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; iv) value to loan ratio must be 130% during the period the loan facility remains outstanding, although the covenant is waived through the period February 28, 2012. As of the date of assumption, the outstanding balance on such loan facility was $21.0 million. The Loan Agreement, dated March 31, 2010, is attached hereto as Exhibit 10.8.

•	On April 1, 2010, the Company assumed a Financial Agreement, dated March 31, 2010, for a revolving credit facility of up to $35.0 million, in relation to M.V Grand Rodosi, Newlead Shipping SA and Newlead Bulkers SA. The credit facility is currently drawn up to approximately $31.0 million and borrowings under this credit facility currently bear an effective interest rate, including the margin, of 4.05% (Libor plus a 3.75% margin). This credit facility is payable in full on March 31, 2011. All as more fully described in the credit facility, the cash sweep is 100% of the vessel’s excess cash that is applied towards mandatory repayment of the credit facility. The credit facility includes, among other things, financial covenants including: i) minimum average quarterly liquidity for borrower and/or the corporate guarantor equal to 5% of the outstanding facility amount during the period the credit facility remains outstanding; ii) value to loan ratio must be 120% during the period the credit facility remains outstanding, although such covenant is waived through the period September 30, 2010. The Financial Agreement, dated March 31, 2010, is attached hereto as Exhibit 10.9. The Company is currently negotiating the refinancing of this credit facility, in order to consolidate it along with the Company’s existing $37.4 million credit facility it assumed in connection to the three vessels transferred to it as part of the recapitalization in October 2009. It is anticipated this consolidated facility will be in the amount of approximately $70.0 million and at the time of consolidation and refinancing, the amount drawn under such facility is expected to be approximately $65.3 million. A copy of this new consolidated facility will be filed upon execution.
Copies of each of the loan agreements and supplemental agreements identified above are attached hereto as exhibits 10.3-10.9 and are incorporated herein by reference. In addition, the Company is currently finalizing the documentation associated with adding the Company as a corporate guarantor to certain of the loan agreements, and such documentation will be filed upon execution.
The Company’s press release regarding the dropdown of the vessel owning subsidiaries and management company is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Exhibits

Exhibit No.	Exhibit
10.1	Escrow Agreement, dated April 1, 2010.
10.2	Registration Rights Agreement, dated April 1, 2010.
10.3	Loan Agreement, dated November 10, 2006, for a loan facility of up to $18.0 million.
10.4	Second Supplemental Agreement, dated April 1, 2010, in relation to the Loan Agreement, dated November 10, 2006, for a loan facility of up to $18.0 million.
10.5	Loan Agreement, dated October 16, 2007, as novated, amended and restated March 2010 relating to a term loan facility of up to $27.5 million.
10.6	Loan Agreement, dated March 19, 2008, for a loan of up to $76.0 million.
10.7	Second Supplemental Agreement, dated March 31, 2010, relating to the Loan Agreement dated March 19, 2008, for a loan of up to $76.0 million.
10.8	Loan Agreement, dated March 31, 2010, for a loan of up to $21.0 million.
10.9	Financial Agreement, dated March 31, 2010 for a revolving credit facility of up to $35million.
99.1	Press Release dated April 6, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: April 26, 2010